Exhibit 99.1

Inspira™ Announces AMAR Regulatory Submission of the INSPIRA™ ART100, to Enter the Southeast Asia and South American Markets

Ra’anana, Israel, March 18, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, is excited to announce the AMAR submission for approval of the INSPIRA™ ART100, marking a significant milestone in Inspira’s venture into new markets.

AMAR - the Israeli Ministry of Health’s medical device regulation unit, is the authority responsible for controlling medical device licenses and approvals including the issuance of certificates of free sale which are necessary for marketing regulatory approvals in the Southeast Asia and South American markets, potentially propelling the Company towards targeting exceptional growth opportunities.

“We are immensely proud to submit our initial blood oxygenation device, the INSPIRA™ ART100 for AMAR approval, ahead of our INSPIRA™ ART (Gen 2) device designed to treat patients while awake without the need for mechanical ventilation, marking a pivotal moment in our mission to redefine life support on a global scale,” said Dagi Ben-Noon, CEO of Inspira Technologies. “The enthusiastic support from local key-opinion leaders highlights the excitement surrounding our technology, setting the stage for its global journey. Our team has blended advanced engineering, technology, and design to push the boundaries.”

The INSPIRA™ ART (Gen 2) utilizes adaptive blood oxygenation technology to continuously measure the patient’s blood parameters in real-time to deliver needed oxygen volume straight into the blood. The unique technology is designed to allow for the targeted control of oxygenation levels, thereby adapting to the individual needs of each patient. This method is expected to significantly reduce complications associated with traditional ventilation methods, shorten hospital stays and potentially save lives.

The INSPIRA™ ART (Gen 2) device is the culmination of extensive research and development efforts by the team at Inspira. It is designed to offer an alternative to traditional mechanical ventilation, providing patients with a less invasive, more comfortable, and potentially more effective treatment option. The device is intended to integrate cutting-edge technologies to enhance oxygenation, reduce the need for intubation, and improve overall patient outcomes.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential marketing of its products in the Southeast Asia and South American markets, that approval by AMAR might propel the Company towards targeting exceptional growth opportunities, its prospective INSPIRA™ ART (Gen 2) device, and the benefits of the Company’s products and potential products. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-092

Copyright © 2018-2024 Inspira Technologies OXY B.H.N. LTD., All rights reserved.